                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 5

                    Under the Securities Exchange Act of 1934

                                  LANGER, INC.
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                                (Name of Issuer)

                          Common Stock, $.02 par value
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                         (Title of Class of Securities)

                                    515707107
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                                 (CUSIP Number)

                              Langer Partners, LLC
                             Kanders & Company, Inc.
                                Warren B. Kanders
                               One Landmark Square
                               Stamford, CT 06701
                                 (203) 552-9600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 23, 2006
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

------------------------                                ------------------------
CUSIP NO. 515707107                                       Page 2 of 7  Pages
                                                              ---  ---
------------------------                                ------------------------

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Langer Partners, LLC
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*

       WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(E)
      [ ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                            7   SOLE VOTING POWER
                                0
      NUMBER OF        ---------------------------------------------------------
        SHARES              8   SHARED VOTING POWER
     BENEFICIALLY               1,923,522
       OWNED BY        ---------------------------------------------------------
         EACH               9   SOLE DISPOSITIVE POWER
      REPORTING                 0
        PERSON         ---------------------------------------------------------
         WITH              10  SHARED DISPOSITIVE POWER
                               1,923,522
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,923,522
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.5%
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  14   TYPE OF REPORTING PERSON*
       OO
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*Warren B. Kanders is the sole voting member and sole manager of Langer
Partners, LLC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------                                ------------------------
CUSIP NO. 515707107                                       Page 3 of 7  Pages
                                                              ---  ---
------------------------                                ------------------------

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kanders & Company, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       n/a
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E)
       [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF       ---------------------------------------------------------
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY               475,000
       OWNED BY        ---------------------------------------------------------
         EACH              9    SOLE DISPOSITIVE POWER
      REPORTING                 0
        PERSON         ---------------------------------------------------------
         WITH             10    SHARED DISPOSITIVE POWER
                                475,000
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       475,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       CO
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*Warren B. Kanders is the sole shareholder of Kanders & Company, Inc.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------                                ------------------------
CUSIP NO. 515707107                                       Page 4 of 7  Pages
                                                              ---  ---
------------------------                                ------------------------

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Warren B. Kanders
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       n/a
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E)
       [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                          7    SOLE VOTING POWER
                               515,000
       NUMBER OF       ---------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY              2,398,522
       OWNED BY        ---------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER
      REPORTING                515,000
        PERSON         ---------------------------------------------------------
         WITH            10    SHARED DISPOSITIVE POWER
                               2,398,522
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,913,522
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       26.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Schedule 13D filed February 23, 2001 (the "Schedule 13D") by Langer
Partners, LLC, Kanders & Company, Inc., and Warren B. Kanders with respect to shares of common stock, par value $.02 per share, of Langer, Inc., a Delaware corporation, as amended by Amendments Nos. 1, 2. 3 and 4 to the Schedule 13D, is
hereby further amended by this Amendment No. 5 to the Schedule 13D.

     Information contained in this Amendment is as of the date hereof, unless otherwise expressly provided herein.

Item 3. Source and Amount of Funds or Other Consideration.

     The shares acquired as reported in Section 5(c) of this Amendment were acquired with working capital of the particular Reporting Persons identified in
Section 5(c) of this Amendment.

Item 5. Interest in Securities of the Issuer.

     (a)  Beneficial Ownership.

          Kanders & Co. beneficially owns (i) options (the "Kanders & Co.
          Options") to purchase an aggregate of 100,000 shares of Common Stock,
          (ii) 100,000 shares which were issued to Kanders & Co. as a restricted stock award (the "RSA Shares"), and the 275,000 shares (the "Kanders &
          Co. Outstanding Shares") acquired as reported in Item 5(c) below. The aggregate of shares beneficially owned by Kanders & Co. Options constitute 4.3% of the Issuer's outstanding shares of Common Stock.
          There are restrictions on the transferability of the 100,000 shares under the Kanders & Co. Options and the RSA Shares. See paragraph (c)
          below.

          Langer LLC beneficially owns (i) 1,491,856 shares of Common Stock which are presently issued and outstanding (the "LLC Outstanding
          Shares"), (ii) Notes which are convertible into 416,666 shares (the
          "Conversion Shares") of Common Stock, and (iii) warrants issued
          September 30, 2004 (the "Warrants") to purchase 15,000 shares (the
          "Warrant Shares") of Common Stock. The Warrants were not exercisable prior to October 1, 2005 The foregoing shares collectively constitute
          17.5% of the Issuer's outstanding shares of Common Stock.

          Warren B. Kanders directly owns options to purchase 515,000 shares
          (the "WBKanders Option Shares"), which constitute 4.7% of the Issuer's outstanding Common Stock.

          Warren B. Kanders, the sole shareholder and sole director of Kanders &
          Co. and the sole voting member and manager of Langer LLC, may be considered the beneficial owner of (i) the Kanders & Co. Options, as to which Mr. Kanders disclaims beneficial ownership, (ii) the LLC
          Outstanding Shares, as to which Mr. Kanders disclaims beneficial ownership, (iii) the Conversion Shares and Warrant Shares, as to which
          Mr. Kanders disclaims beneficial ownership, and (iv) the Kanders & Co.
          Outstanding Shares, as to which Mr. Kanders disclaims beneficial ownership. All such securities, together with the WBKanders Option
          Shares acquirable by Mr. Kanders, would constitute 26.5% of the
          Issuer's outstanding shares of Common Stock, assuming the exercise or conversion of the aforesaid options, warrants and Notes.

          Each of the above percentage calculations is based upon an aggregate of 9,948,623 shares of Common Stock outstanding at March 15, 2006 (as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2005), plus the 1,046,666 shares

          acquirable by the Reporting Persons under the options, warrants and
          Notes owned by the Reporting Persons.

     (b)  Voting and dispositive power.

          (i)     Kanders & Co. may be deemed to share the power to vote and dispose of (A) the Kanders & Co. Option Shares (which cannot be voted until they are issued and outstanding), (B) the RSA
                  Shares, and (C) the Kanders & Co. Outstanding Shares, with
                  Warren B. Kanders, its sole shareholder.

          (ii)    Langer LLC may be deemed to share the power to vote and
                  dispose of (A) the 1,491,856 Outstanding Shares, and (B) the
                  416,666 Conversion Shares (which cannot be voted until they are issued and outstanding) with Warren B. Kanders, its sole voting member and sole manager.

          (iii)   Warren B. Kanders:

                  (A)    has sole power to vote and dispose of the WBKanders
                         Option Shares (which cannot be voted until they are
                         issued and outstanding), and

                  (B)    as the sole shareholder and sole director of Kanders &
                         Co., and as the sole voting member and sole manager of
                         Langer LLC, may be deemed to share the power to vote
                         and dispose of (I) the LLC Outstanding Shares, (II) the
                         Kanders & Co. Outstanding Shares, (III) the RSA Shares
                         and, (IV) when issued upon exercise or conversion of
                         the aforesaid options, warrants and Notes, (1) the
                         Kanders & Co. Option Shares, and (2) the Conversion
                         Shares.

          The transferability of the Kanders & Co. Option Shares, the WBKanders
          Option Shares and the RSA Shares is subject to restrictions between the Issuer and Kanders & Co. or Mr. Kanders, as applicable. See Item
          5, paragraph (c), as set forth in Amendment No. 4 of this Schedule
          13D.

     (c)  Transactions within the last 60 days.

          On March 23, 2006, Kanders & Co. purchased 200,000 shares on the open market at a price of $3.39 per share, and 75,000 shares at a price of
          $4.31 per share.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2006

                                              LANGER PARTNERS, LLC

                                              By: /s/ Warren B. Kanders
                                                  ------------------------------
                                                  Warren B. Kanders, Sole Voting
                                                  Member and Manager

                                              KANDERS & COMPANY, INC.

                                              By: /s/ Warren B. Kanders
                                                  ------------------------------
                                                  Warren B. Kanders, President

                                              /s/ Warren B. Kanders
                                              ----------------------------------
                                              WARREN B. KANDERS